Exhibit 99.1

Enlivex Receives Notice of Allowance for Japanese Patent Application Covering the Use of Allocetra™ in Patients with Osteoarthritis

Nes-Ziona, Israel, October 30, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Japanese Patent Office issued a notice of allowance for patent application number 2022-512861 titled “THERAPEUTIC APOPTOTIC CELLS FOR TREATMENT OF OSTEOARTHRITIS”. Once issued, the resulting patent will provide Enlivex with added intellectual property (IP) protection through at least 2040. The Company expects that this new patent will be formally issued in Japan by the end of the second quarter of 2025.

Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex, commented, “this notice of allowance demonstrates our commitment to protecting Allocetra’s™ commercial opportunities in key geographies around the world. We also believe that it highlights the successful execution of our global IP strategy. Going forward, we will continue to pursue multiple layers of patent protection in key global markets as we work to develop Allocetra™ as a next generation cell therapy for osteoarthritis, which is an unmet medical need that currently has poor treatment alternatives.”

ABOUT KNEE OSTEOARTHRITIS1

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit https://enlivex.com/.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Dave Gentry, CEO
RedChip Companies Inc.
1-407-644-4256
ENLV@redchip.com

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding the timing and receipt of intellectual property protection for ALLOCETRATM programs and market opportunities for ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

[1]	Source: The Arthritis Foundation; Disease modification in osteoarthritis; pathways to drug approval, Katz et. Al., Osteoarthritis and Cartilage Open (2) (2020)